VIA EDGAR

May 13, 2011

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Parr Family of Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) on behalf of The USX China Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on May 12, 2011 in connection with the review of the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Filing”), filed electronically on May 3, 2011.  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

1.	Comment: Confirm that the Trust’s by-laws permit the expansion of the Trust’s Board of Trustees as proposed in the Proxy Filing.

Response: Article III, Section 2 of the Trust’s by-laws permits the Board to increase the size of the Board, and reads in pertinent part as follows:

Section 2. Number and Term of Office. The number of trustees which shall constitute the whole Board shall be determined from time to time by the Board of Trustees, but shall not be fewer than the minimum number permitted by applicable laws, nor more than fifteen.

2.	Comment: Please add disclosure in the Question and Answer section of the Proxy Filing explaining why fees paid under the interim investment advisory agreement are being held in escrow.

Response: The Trust has added the following sentence to the relevant answer regarding holding interim advisory fees in escrow, with new language underlined:

Q:  How do the Interim Investment Advisory Agreements differ from the Fund’s Previous Investment Advisory Agreement?

A:  The interim investment advisory agreement with Matrix 360 has substantially the same terms as the previous agreement with Parr, except that, as required under the 1940 Act, the investment advisory fees earned by Matrix 360 under the agreement are being held in an interest-bearing escrow account until the expiration of the interim investment advisory agreement, and the term of the interim investment advisory agreement is the earlier of 150 days from the date of the agreement or the date the Proposed Advisory Agreement is approved by the shareholders of the Fund.  The investment advisory fees are being held in escrow so that, if the Proposed Advisory Agreement is not approved, Matrix 360 will only receive the lesser of (1) any costs Matrix 360 incurred in performing the interim agreement, plus interest earned on that amount while in escrow, or (2) the total amount in the escrow account, plus interest earned.  The interim agreement with Parr has similar terms as the previous agreement with Parr; however, the fees earned by Parr under the agreement will not be paid until Matrix 360 receives its investment advisory fees under the interim advisory agreement, Matrix 360 reviews Parr’s activities and services, and the term of Parr’s interim agreement is the earlier of 150 days from the date of the agreement or the date the Proposed Sub-Advisory Agreement is approved by the shareholders of the Fund.

3.
Comment:  Please confirm that the interim advisory agreement and the proposed advisory agreement with Matrix 360 Advisor, LLC (“Matrix 360”) is subject to an expense limitation agreement with substantially similar terms to the former expense limitation agreement between the Fund and Parr Financial Group, LLC (“Parr”).

Response:  The Proxy Filing indicated that the expense limitation agreement between the Fund and Matrix 360 is substantially similar to the agreement the Fund had with Parr (see Section (iii) of the Proposed Advisory Agreement considerations on page 5 of the proxy statement of the Proxy Filing). In addition, the Trust has revised the Question and Answer section of the Proxy Filing to reiterate this point, as copied below:

Q:  Will the approval of the Fund’s Proposed Advisory Agreement change the total fees payable under the Fund’s Interim Advisory Agreement?

A:  No.  The ~~total fees, including waivers and expense reimbursements,~~ fees payable to Matrix 360 under the Proposed Advisory Agreement ~~will be~~are the same as the fees ~~paid~~payable under the interim investment advisory agreement (which are the same as ~~the fees~~those paid under the previous advisory agreement with Parr). In addition, Matrix 360 has entered into an expense limitation agreement with the Fund, whereby Matrix 360 has agreed to waivers and expense reimbursements, on the same financial terms as those of the expense limitation agreement that previously existed between the Fund and Parr.

4.	Comment: Clarify whether or not the Fund intends to use a third party solicitor to solicit proxies.

Response: The Trust does not currently intend to use a third party to solicit proxies, and statements related to the potential use thereof in the Proxy Filing have been removed.

5.
Comment:  Please provide additional disclosure regarding the Board’s consideration of Matrix 360’s principals’ experience with Matrix Capital managing unit investment trusts, in light of Matrix 360’s role as adviser to the Fund as an open-end management investment company.

Response:  The Trust has clarified the description of the Trustees’ consideration of Matrix 360’s principals’ past investment management activities. The relevant portions of the Proxy Filing have been revised as follows:

The investment performance of Matrix 360’s management.  Matrix 360 is a newly formed registered investment adviser, and does not have a performance record. However, because Matrix 360 shares similar ownership and portfolio management personnel with Matrix Capital, the Board reviewed the performance of current and recent clients of Matrix Capital with the performance of benchmark indices and comparable peer group indices and considered this performance in the context of the investment oversight responsibility that Matrix 360 will have with respect to Parr.  ~~The Trustees reviewed the short and long-term investment performance of Matrix 360 with regard to its current and past clients~~Specifically, while recognizing that the management of a unit investment trust has limited applicability to the services Matrix 360 would provide as investment adviser for the Fund since it does not involve ongoing active investment management, the Board nevertheless considered Matrix Capital’s performance information in evaluating the capabilities of Matrix 360 personnel to fulfill their proposed role overseeing management of the Fund.  After discussing Matrix Capital’s experience in managing unit investment trusts, its historical investment performance, the expectation that Matrix 360 will supervise Parr in the management of the Fund and other factors, the Board concluded that the investment performance of Matrix 360’s portfolio management personnel (based on prior activities for Matrix Capital) has been satisfactory.

6.	Comment: Pursuant to Item 22(c)(11)(ii) of Schedule 14A, disclose any soft dollar arrangements of Matrix 360 or Parr.

Response: Neither of Matrix 360 or Parr currently participate in any soft dollar arrangements.

7.
Comment:  Confirm that information related to “Other Directorships” for the Trust’s current Trustees and the proposed trustees, which is found on pages 10 and 11 of the proxy statement section of the Proxy Filing, covers the last five years.

Response: The Trust hereby confirms that the Other Directorships information covers the last five years.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Stephen L. Parr
Parr Family of Funds
5100 Poplar Avenue, Suite 3117
Memphis, TN 38137